Exhibit 99.1

4th Quarter 2009 • Report to Shareholders • Three and twelve months ended October 31, 2009
TD Bank Financial Group Reports Fourth Quarter and Fiscal 2009 Results

TD Bank Financial Group’s audited Consolidated Financial Statements (including Notes to the Consolidated Financial Statements) for the year ended October 31, 2009, and accompanying Management’s Discussion and Analysis is available at www.td.com/investor.

The financial information in this document is in Canadian dollars, and is based on our Consolidated Financial Statements and related Notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter a year ago:
•	Reported diluted earnings per share were $1.12, compared with $1.22.
•	Adjusted diluted earnings per share were $1.46, compared with $0.79.
•	Reported net income was $1,010 million, compared with $1,014 million.
•	Adjusted net income was $1,307 million, compared with $665 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:
•	Reported diluted earnings per share were $3.47, compared with $4.87.
•	Adjusted diluted earnings per share were $5.35, compared with $4.88.
•	Reported net income was $3,120 million, compared with $3,833 million.
•	Adjusted net income was $4,716 million, compared with $3,813 million.

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.
The amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement apply retroactively to November 1, 2008, accordingly transition adjustments were recorded in prior periods in 2009. For details, see the “Change in Accounting Policies” section and Note 1a) to the 2009 Consolidated Financial Statements.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $116 million after tax (13 cents per share), compared with $126 million after tax (16 cents per share) in the fourth quarter last year.
•
A loss of $73 million after tax (9 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a gain of $118 million after tax (15 cents per share) in the fourth quarter last year.

•
Restructuring and integration charges of $89 million after tax (10 cents per share) relating to the acquisition of Commerce, compared with $25 million after tax (3 cents per share) in the fourth quarter last year.

•
A loss of $19 million after tax (2 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a gain of $59 million after tax (7 cents per share) in the fourth quarter last year.

TORONTO, December 3, 2009 - TD Bank Financial Group (TDBFG) today announced its financial results for the fourth quarter ended October 31, 2009. Overall results for the quarter reflected solid earnings contributions from TDBFG’s retail businesses in both Canada and the United States, and very strong results in Wholesale Banking. TDBFG today also released its 2009 audited Consolidated Financial Statements and Management’s Discussion and Analysis.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 2

“A record fourth quarter completed a record year, with TD earning over $4.7 billion in adjusted earnings in 2009. Market and economic conditions were challenging during the year, but they also created opportunities to take advantage of our position of strength,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Wholesale had a record year, and our retail businesses continue to perform very well, earning almost $4 billion in adjusted retail earnings for the second year in a row.”

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted strong earnings of $622 million in the fourth quarter, up 4% from the same period last year, as strong volume growth across most banking products more than offset a higher provision for credit losses, margin compression, and significantly higher claims costs in the insurance business.
TD Canada Trust opened 24 new branches during the year and added 155 new commercial bankers, further increasing sales capacity and customer growth across its businesses.
“TDCT continues to deliver great results and take market share in a challenging environment, driven by our consistent focus on offering unparalleled convenience and legendary customer service,” said Clark. “Strong operating leverage more than offset higher credit losses, demonstrating that with the right strategy, customer focus and dedicated employees, there are ways strong businesses can perform even in a very tough economy.”

Wealth Management
Wealth Management, including TDBFG’s equity share in TD Ameritrade, earned net income of $156 million in the quarter, down 8% from the fourth quarter of last year, as record transactional volumes in online brokerage operations were more than offset by continued margin pressure due to very low nominal interest rates and lower fees due to declines in asset values. During 2009, Canadian wealth management added 75 client-facing advisors to its network and TD Mutual Funds finished the year ranked number-one in net sales of long-term funds in Canada. TD Ameritrade contributed $59 million in earnings to the segment, with record assets and average trades per day in its quarter ended September 30, 2009.
“We’re optimistic about the outlook for Wealth Management, as we’re beginning to feel the positive effects of the equity market rebound in our asset based businesses,” said Clark. “We expect our client base to grow and online brokerage transaction volumes to remain high. These two factors are also true for TD Ameritrade, which continues to perform well. Most important, we’ve continued to make investments for the future that will allow us to keep growing our diversified wealth offering strategically.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated $122 million in reported net income. Excluding restructuring and integration charges, the segment earned $211 million in adjusted net income for the quarter, down 24% from the same period last year due to higher loan losses reflecting the recessionary environment.
“After more than a year and a half of incredibly hard work, the integration of Commerce and TD Banknorth was completed this quarter, achieving our goal of uniting our U.S. operations under one brand from Maine to Florida,” said Clark. “In the face of rising provision for credit losses and low nominal interest rates, and in the midst of a complex integration, our newly consolidated bank still managed to deliver solid earnings in that challenging environment.”

Wholesale Banking
Wholesale Banking earned record net income for the quarter of $372 million, compared to a loss of $228 million in same period last year. A favourable operating environment led to very strong performance across all business lines, led by fixed income, interest rate and equity trading. On a full year basis, Wholesale Banking net income was $1,137 million.
“Our wholesale bank produced exceptional results in 2009, while reducing risk and further focusing on our franchise model,” said Clark. “While we do not view this performance as sustainable, we’ve built a dealer that can produce strong results even in adverse markets - I think the unprecedented market conditions of the past two years have validated our franchise strategy.”

Conclusion
“The market has bounced back more strongly than we would have thought, but we think underlying economic conditions will remain lacklustre for the foreseeable future. And we know that many of our customers will face hardships as a result. As we’ve said before, we intend to stick by our customers and clients in tough times. Our employees are empowered to find new and innovative ways to deliver the same level of service to customers who are facing economic hardships, not just opportunities,” said Clark.
“Overall, we’re feeling good about these results and TD’s prospects for the future. While there will be challenges ahead in 2010, we’ve ended 2009 with earnings momentum and an exceptionally strong balance sheet and capital position. We’re emerging from the financial crisis and economic recession with our business model intact and with momentum on our side, and there will be opportunities for us to continue taking advantage of TD’s position of strength.”

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 3

CONTENTS

1	FOURTH QUARTER FINANCIAL HIGHLIGHTS AND ADJUSTMENTS (ITEMS OF NOTE)

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Financial Highlights
5	How We Performed
8	How Our Businesses Performed
13	Accounting Policies

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
14	Interim Consolidated Balance Sheet
15	Interim Consolidated Statement of Income
16	Interim Consolidated Statement of Changes in
Shareholders’ Equity
16	Interim Consolidated Statement of Comprehensive Income
17	Interim Consolidated Statement of Cash Flows
18	Appendix A - Segmented Information

19	SHAREHOLDER AND INVESTOR INFORMATION

Caution Regarding Forward-Looking Statements

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications, including to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2010 and beyond and the strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts to understand our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2010 for the Bank are set out in the Bank’s 2009 Management’s Discussion and Analysis (MD&A) under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2010.” Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control and the effects of which can be difficult to predict - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2009 MD&A and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary and economic policies and in the foreign exchange rates for currencies of those jurisdictions; competition in markets in which the Bank operates, from established competitors and new entrants; defaults by other financial institutions; the accuracy and completeness of information we receive on customers and counterparties; the development and introduction of new products and services and new distribution channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies, and those of its subsidiaries internationally; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and competition for funding; the Bank’s ability to attract, develop and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure and to successfully and reliably deliver our products and services; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments including changes in tax laws; unexpected judicial or regulatory proceedings or outcomes; the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease, illness or other public health emergencies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s businesses, financial results, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more information, please see the Risk Factors and Management section of the Bank’s 2009 MD&A. All such factors should be considered carefully when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on our behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 4

ANALYSIS OF OPERATING PERFORMANCE

This analysis of operating performance is presented to enable readers to assess material changes in the operating results of TD Bank Financial Group (TDBFG or the Bank) for the quarter ended October 31, 2009, compared with the corresponding periods. This analysis should be read in conjunction with our unaudited consolidated financial results included in this Press Release and with our 2009 Consolidated Financial Statements. This analysis is dated December 2, 2009. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 20091	Oct. 31, 2008
Results of operations
Total revenue	$4,718	$4,667	$3,640	$17,860	$14,669
Provision for credit losses	521	557	288	2,480	1,063
Non-interest expenses	3,095	3,045	2,367	12,211	9,502
Net income - reported2	1,010	912	1,014	3,120	3,833
Net income - adjusted2	1,307	1,303	665	4,716	3,813
Economic profit3,4	262	246	(150)	561	932
Return on common equity - reported4	11.0%	9.7%	13.3%	8.4%	14.4%
Return on invested capital3, 4	12.6%	12.4%	7.5%	11.4%	12.4%
Financial position
Total assets4	$557,219	$544,821	$563,214	$557,219	$563,214
Total risk-weighted assets4	189,585	189,609	211,750	189,585	211,750
Total shareholders’ equity4	38,720	38,020	31,674	38,720	31,674
Financial ratios - reported
Efficiency ratio - reported	65.6%	65.2%	65.0%	68.4%	64.8%
Efficiency ratio - adjusted	58.4%	56.6%	77.3%	59.2%	64.6%
Tier 1 capital to risk-weighted assets4	11.3%	11.1%	9.8%	11.3%	9.8%
Provision for credit losses as a % of net average loans4	0.79%	0.87%	0.49%	0.97%	0.50%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.12	$1.01	$1.23	$3.49	$4.90
Diluted earnings	1.12	1.01	1.22	3.47	4.87
Dividends	0.61	0.61	0.61	2.44	2.36
Book value4	41.13	40.54	36.78	41.13	36.78
Closing share price	61.68	63.11	56.92	61.68	56.92
Shares outstanding (millions)
Average basic	855.6	851.5	808.0	847.1	769.6
Average diluted	861.1	855.4	812.8	850.1	775.7
End of period	858.8	854.1	810.1	858.8	810.1
Market capitalization (billions of Canadian dollars)	$53.0	$53.9	$46.1	$53.0	$46.1
Dividend yield	3.7%	4.4%	4.1%	4.8%	3.8%
Dividend payout ratio	54.3%	60.1%	49.7%	70.3%	49.0%
Price to earnings multiple4	17.8	17.7	11.7	17.8	11.7
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.47	$1.47	$0.79	$5.37	$4.92
Diluted earnings	1.46	1.47	0.79	5.35	4.88
Dividend payout ratio	41.5%	41.4%	76.8%	45.6%	49.3%
Price to earnings multiple4	11.6	13.5	11.6	11.6	11.6

1
As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, as the reporting periods of U.S. entities are aligned with the reporting period of the Bank, the results of U.S. entities for the twelve months ended October 31, 2009 have been included with results of the Bank for the twelve months ended October 31, 2009, while the results of January 2009 have been included directly in retained earnings of the second quarter and not included in the net income of the Bank.

2	Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
3	Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.
4
During Q4 2009 certain comparative amounts retroactive to Q1 2009 have been adjusted to conform with the amendments to CICA Handbook Section 3855. For further details, see the “Change in Accounting Policies” section.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which includes TD Banknorth and Commerce, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2009 have been included with the results of the Bank for the twelve months ended October 31, 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings of the second quarter and not in the net income of the Bank.
The following tables provide reconciliations between the Bank’s reported and adjusted results.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Net interest income	$2,825	$2,833	$2,449	$11,326	$8,532
Non-interest income	1,893	1,834	1,191	6,534	6,137
Total revenue	4,718	4,667	3,640	17,860	14,669
Provision for credit losses	521	557	288	2,480	1,063
Non-interest expenses	3,095	3,045	2,367	12,211	9,502
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,102	1,065	985	3,169	4,104
Provision for income taxes	132	209	20	241	537
Non-controlling interests in subsidiaries, net of income taxes	27	28	18	111	43
Equity in net income of an associated company, net of income taxes	67	84	67	303	309
Net income - reported	1,010	912	1,014	3,120	3,833
Preferred dividends	48	49	23	167	59
Net income available to common shareholders - reported	$962	$863	$991	$2,953	$3,774

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 6

Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income to Reported Net Income
Operating results - adjusted	For the three months ended			For the twelve months ended
(millions of Canadian dollars)	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Net interest income	$2,825	$2,833	$2,449	$11,326	$8,532
Non-interest income1	1,984	1,976	954	7,294	5,840
Total revenue	4,809	4,809	3,403	18,620	14,372
Provision for credit losses2	521	492	288	2,225	1,046
Non-interest expenses3	2,807	2,723	2,632	11,016	9,291
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,481	1,594	483	5,379	4,035
Provision for (recovery of) income taxes4	231	367	(116)	923	554
Non-controlling interests in subsidiaries, net of income taxes	27	28	18	111	43
Equity in net income of an associated company, net of income taxes5	84	104	84	371	375
Net income - adjusted	1,307	1,303	665	4,716	3,813
Preferred dividends	48	49	23	167	59
Net income available to common shareholders - adjusted	1,259	1,254	642	4,549	3,754
Adjustments for items of note, net of income taxes:
Amortization of intangibles6	(116)	(122)	(126)	(492)	(404)
Reversal of Enron litigation reserve7	-	-	323	-	323
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio8	(73)	(43)	118	(450)	118
Restructuring and integration charges relating to the Commerce acquisition9	(89)	(70)	(25)	(276)	(70)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses10	(19)	(75)	59	(126)	107
Other tax items11	-	-	-	-	(34)
Provision for insurance claims12	-	-	-	-	(20)
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	-	(46)	-	(178)	-
Settlement of TD Banknorth shareholder litigation13	-	-	-	(39)	-
FDIC special assessment charge14	-	(35)	-	(35)	-
Total adjustments for items of note	(297)	(391)	349	(1,596)	20
Net income available to common shareholders - reported	$962	$863	$991	$2,953	$3,774

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS15
(Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Diluted - reported	$1.12	$1.01	$1.22	$3.47	$4.87
Items of note affecting income (as above)	0.34	0.46	(0.43)	1.88	(0.03)
Items of note affecting EPS only16	-	-	-	-	0.04
Diluted - adjusted	$1.46	$1.47	$0.79	$5.35	$4.88
Basic - reported	$1.12	$1.01	$1.23	$3.49	$4.90

1
Adjusted non-interest income excludes the following items of note: fourth quarter 2009 - $30 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $61 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 8; third quarter 2009 - $118 million loss due to change in fair value of CDS hedging the corporate loan book; $24 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; fourth quarter 2008 - $96 million gain due to change in fair value of CDS hedging the corporate loan book, $141 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; third quarter 2008 - $34 million gain due to change in fair value of CDS hedging the corporate loan book; second quarter 2008 - $1 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million provision for insurance claims, as explained in footnote 12.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2009 - $65 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2008 - $17 million related to the portion that was hedged via the CDS, as explained in footnote 8.

3
Adjusted non-interest expenses excludes the following items of note: fourth quarter 2009 - $151 million amortization of intangibles, as explained in footnote 6; $137 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 9; third quarter 2009 - $158 million amortization of intangibles; $109 million restructuring and integration charges related to the Commerce acquisition; $55 million FDIC special assessment charge, as explained in footnote 14; second quarter 2009 - $171 million amortization of intangibles; $77 million restructuring and integration charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition; fourth quarter 2008 - $172 million amortization of intangibles; $40 million restructuring and integration charges related to the Commerce acquisition, $477 million positive adjustment related to the reversal of Enron litigation reserve, as explained in footnote 7; third quarter 2008 - $166 million amortization of intangibles; $23 million restructuring and integration charges; second quarter 2008 - $117 million amortization of intangibles; $48 million restructuring and integration charges related to the Commerce acquisition; first quarter 2008 - $122 million amortization of intangibles.

4	For reconciliation between reported and adjusted provision for income taxes, see the ‘Reconciliation of non-GAAP provision for (recovery of) income taxes’ table in the “Taxes” section.
5
Adjusted equity in net income of an associated company excludes the following items of note: fourth quarter 2009 - $17 million amortization of intangibles, as explained in footnote 6; third quarter 2009 - $20 million amortization of intangibles; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles; fourth quarter 2008 - $17 million amortization of intangibles; third quarter 2008 - $16 million amortization of intangibles; second quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

7
The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded a positive adjustment of $323 million after tax, reflecting the substantial reversal of the reserve. For details, see Note 28 to the 2008 Consolidated Financial Statements.

8
Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in the Wholesale Banking segment. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

9
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding).

10
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

11	This represents the negative impact of scheduled reductions in the income tax rate on net future income tax assets.
12
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision; however, the ultimate outcome remains uncertain as the plaintiffs have filed an application seeking leave to appeal to the Supreme Court of Canada.

13
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors (TD Banknorth Shareholders’ Litigation). The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final. The net after-tax impact of the settlement was $39 million.

14	On May 22, 2009, the Federal Deposit Insurance Corporation (FDIC), in the U.S., finalized a special assessment resulting in a charge of $35 million after tax (US$31 million).
15
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

16
The diluted earnings per share figures do not include Commerce earnings for the month of April 2008 because there was a one month lag between fiscal quarter ends until the first quarter of this year, while share issuance on close resulted in a one-time negative earnings impact of four cents per share.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 7

Reconciliation of Non-GAAP Provision for (Recovery of) Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Provision for income taxes - reported	$132	$209	$20	$241	$537
Adjustments for items of note
Amortization of intangibles	52	56	63	229	239
Reversal of Enron litigation reserve	-	-	(154)	-	(154)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(12)	(19)	(23)	114	(23)
Restructuring and integration charges relating to the Commerce acquisition	48	39	15	153	41
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	11	43	(37)	70	(62)
Other tax items	-	-	-	-	(34)
Provision for insurance claims	-	-	-	-	10
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	-	19	-	77	-
Settlement of TD Banknorth shareholder litigation	-	-	-	19	-
FDIC special assessment charge	-	20	-	20	-
Total adjustments for items of note	99	158	(136)	682	17
Provision for income taxes - adjusted	$231	$367	$(116)	$923	$554
Effective income tax rate - adjusted1	15.6%	23.0%	(24.0)%	17.2%	13.7%

1 Adjusted effective income tax rate is adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 8

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and net income available to common shareholders - adjusted. Adjusted results, items of note, and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income Available to Common Shareholders - Adjusted
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Average common equity1	$34,846	$35,388	$29,615	$35,341	$26,213
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,698	4,598	4,269	4,541	4,136
Average invested capital1	$39,544	$39,986	$33,884	$39,882	$30,349
Rate charged for invested capital	10.0%	10.0%	9.3%	10.0%	9.3%
Charge for invested capital1	$997	$1,008	$792	$3,988	$2,822
Net income available to common shareholders - reported	$962	$863	$991	$2,953	3,774
Items of note impacting income, net of income taxes	297	391	(349)	1,596	(20)
Net income available to common shareholders - adjusted	$1,259	$1,254	$642	$4,549	$3,754
Economic profit1	262	$246	$(150)	$561	$932
Return on invested capital1	12.6%	12.4%	7.5%	11.4%	12.4%

1
As a result of the 2009 Amendments to CICA Handbook Section 3855, certain available-for-sale and held-to-maturity securities were reclassified to loans, as described in the “Change in Accounting Policies” section.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment. Effective the third quarter of 2008, the U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report and Note 7 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section. Segmented information also appears in Appendix A.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 9

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $120 million, compared with $142 million in the fourth quarter last year, and $62 million in the prior quarter. On a full year basis, the TEB adjustment was $470 million, compared with $513 million in the last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Consolidated Financial Statements. For segment reporting, provision for credit losses (PCL) related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $622 million, an increase of $22 million, or 4%, compared with the fourth quarter last year and a decrease of $55 million, or 8%, compared with the prior quarter. The annualized return on invested capital for the quarter was 27%, down from 29% in the fourth quarter last year and 31% in the prior quarter.
Revenue for the quarter was $2,434 million, an increase of $151 million, or 7%, compared with the fourth quarter last year primarily due to strong volume growth across most banking products, particularly in real estate secured lending and personal and business deposits. The increase from volume growth was partly offset by margin compression and by significantly higher industry-wide property and casualty insurance loss ratios, including the impact of severe weather events in the insurance business. Compared with the prior quarter, revenue decreased $13 million. Continued strong volume growth was partially offset by lower mortgage breakage fee income. In addition, the prior quarter included a partial reversal of the provision related to the Alberta legislation capping minor injury insurance claims. Margin on average earning assets decreased by 1 bp to 2.88% compared with the fourth quarter last year. Compared with the prior quarter, margin on average earning assets decreased 8 bps primarily due to lower mortgage breakage fee income. Compared with the fourth quarter last year, real-estate secured lending volume, including securitizations, increased $20.2 billion, or 13%, while consumer loan volume increased $4.2 billion, or 16%. Business loans and acceptances volume grew $1.9 billion, or 7%. Personal deposit volume increased $11.4 billion, or 10%, while business deposit volume increased $6.9 billion, or 16%. Gross originated insurance premiums increased $69 million, or 10%.
PCL for the quarter was $313 million, an increase of $104 million, or 50%, compared with the fourth quarter last year. Personal banking PCL was $291 million, an increase of $93 million, or 47%, higher than the fourth quarter last year as increased bankruptcies and challenging economic conditions led to higher provisions in credit cards, unsecured lines of credit, and indirect auto lending. Business banking PCL was $22 million compared with $11 million in the fourth quarter last year. Annualized PCL as a percentage of credit volume was 0.53%, an increase of 13 bps compared with the fourth quarter last year. Compared with the prior quarter, PCL increased $23 million, or 8%, due to economic conditions, volume growth, and higher commercial banking provisions. Net impaired loans were $621 million, an increase of $144 million, or 30%, over the fourth quarter last year and an increase of $27 million, or 5%, from the prior quarter. The increase was due to weakness in the economy combined with volume growth. Net impaired loans as a percentage of total loans were 1.04%, compared with 0.90% as at October 31, 2008, and 1.03% as at July 31, 2009.
Non-interest expenses for the quarter were $1,226 million, an increase of $24 million, or 2%, compared with the fourth quarter of last year, primarily due to higher employee compensation and other expenses to support business growth. Compared with the prior quarter, non-interest expenses increased $56 million, or 5%, largely due to the timing of business investment initiatives.
The average full-time equivalent (FTE) staffing levels increased 527, or 2%, compared with the fourth quarter last year and increased 334, or 1%, compared with the prior quarter. The efficiency ratio for the current quarter was 50.4%, compared with 52.7% in the fourth quarter last year and 47.8% in the prior quarter.
Although revenue is vulnerable to economic and market conditions, and a competitive pricing environment, the outlook for revenue growth is expected to be moderate. While volume growth is expected to be lower than last year across most products, margins on average are expected to be relatively stable and revenue is expected to continue to benefit from the increased leadership position in branch hours and continued investment in our network. PCL is expected to increase into 2010, reflective of continued challenging conditions in the Canadian economy. Expenses are anticipated to be higher relative to last year due to higher employee compensation and benefit costs, and investment in strategic initiatives to support future growth.

Wealth Management
Wealth Management net income for the quarter was $156 million, a decrease of $14 million, or 8%, compared with the fourth quarter last year and a decrease of $7 million, or 4%, compared with the prior quarter. Net income in Global Wealth, which excludes TD Ameritrade, was $97 million, a decrease of $13 million, or 12%, compared with the fourth quarter last year and an increase of $2 million, or 2%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $59 million, a decrease of $1 million, or 2%, compared with the fourth quarter last year and a decrease of $9 million, or 13%, compared with the prior quarter. The decline in TD Ameritrade’s contribution compared with the prior quarter is due to a decline in base earnings, lower beneficial ownership of TD Ameritrade shares, and the translation effect of a stronger Canadian dollar. For its fourth quarter ended September 30, 2009, TD Ameritrade reported net income of US$157 million, a decrease of US$15 million, or 9%, compared with the fourth quarter last year and a decrease of US$14 million, or 8%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 14% compared with 16% in the fourth quarter last year and 14% in the prior quarter.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 10

Revenue for the quarter was $587 million, a decrease of $4 million, or 1%, compared to the fourth quarter last year. This decrease was primarily due to interest spread compression, lower margin loans, lower average fees, and lower average assets under management. This decrease was mainly offset by higher new issue activity and higher trading revenue in the online brokerage operation. Compared with the prior quarter, revenue increased by $25 million, or 4%, primarily due to increased average assets under management and administration in the advice-based and asset management businesses, higher new issue revenue, and higher trading volumes.
Non-interest expenses for the quarter were $444 million, an increase of $16 million, or 4%, compared with the fourth quarter last year. This increase was primarily due to infrastructure investment to support business growth, a continued focus on growing the sales force in the advice-based businesses, higher variable costs due to increased transactions primarily in our online channel, and various non-recurring expenses incurred to streamline and enhance operations. These increases were partially offset by lower staff levels in the U.S. wealth management businesses. Compared to the prior quarter, non-interest expenses increased by $20 million, or 5%, primarily due to higher variable compensation, increased development spending on projects, higher volume related expenses, and various non-recurring expenses mainly incurred to enhance operational efficiencies. These expense increases were partially offset by a decrease in staff-related costs in the U.S. wealth management businesses.
The average FTE staffing levels increased by 96, or 1%, compared with the fourth quarter last year primarily due to new client-facing advisors and increased processing staff to handle increased volumes, partially offset by reduced FTE in the U.S. wealth management businesses. Compared with the prior quarter, average FTE staffing levels decreased by 124, or 2%, primarily due to reduced FTE in the U.S. wealth management businesses. The efficiency ratio for the current quarter worsened to 75.6%, compared with 72.4% in the fourth quarter last year and 75.4% in the prior quarter.
Assets under administration of $191 billion, as at October 31, 2009, increased by $18 billion, or 10%, compared with October 31, 2008. The increase was primarily due to net new client assets and market appreciation. Assets under management of $171 billion, as at October 31, 2009, increased by $1 billion compared with October 31, 2008, primarily due to net new client assets and recent market improvement.
In the fourth quarter, the advice-based and asset management businesses continued the trend of stronger asset growth due to a rebound in equity markets. Client engagement remains strong as evidenced by growth in new accounts and net new client assets. Non-interest expenses will continue to be managed prudently while continuing to focus on investment in client-facing advisors, products, and technology to ensure future business growth. While global economies are improving and equity markets have shown strong growth since their March 2009 lows, our outlook for 2010 remains cautious as volatility may continue to exist over the short-term.

Wealth Management
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Global Wealth1	$97	$95	$110	$345	$480
TD Ameritrade	59	68	60	252	289
Net income	$156	$163	$170	$597	$769

1
Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income for the quarter was $122 million, a decrease of $129 million, or 51%, compared with the fourth quarter last year and a decrease of $50 million, or 29%, compared with the prior quarter. Excluding restructuring and integration charges related to the Commerce acquisition, adjusted net income for the quarter was $211 million, a decrease of $65 million, or 24%, compared with the fourth quarter last year and a decrease of $31 million, or 13%, compared with the prior quarter. The annualized return on invested capital for the quarter was 4.5%, compared with 6.2% for the same period last year and 5.0% in the prior quarter.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 11

Revenue for the quarter was $1,113 million, an increase of $69 million, or 7%, compared with the fourth quarter last year and a decrease of $23 million, or 2%, compared with the prior quarter. In U.S. dollar terms, revenue increased 3% when compared with both the fourth quarter last year and the prior quarter. Margin on average earning assets of 3.46% decreased by 35 bps from the fourth quarter last year, primarily due to rate compression arising from the lower overall level of interest rates and increased levels of impaired loans. Compared with the fourth quarter last year, in U.S. dollar terms, average loans increased $6 billion, or 13%, with average business loans increasing 6% and average personal loans increasing 25%. Total average deposits increased $20.1 billion over the fourth quarter last year, including a $13.4 billion increase in average deposits of TD Ameritrade money market deposit accounts (MMDAs). Average deposit volume excluding the impact of the TD Ameritrade MMDAs increased $6.7 billion, or 9%, with 11% growth in business deposit volume and 10% growth in personal deposit volume, while government deposit volumes were essentially unchanged. Compared with the prior quarter, margin on average earning assets increased 6 bps following four consecutive quarters of margin compression.
Certain debt securities, including all non-agency collateralized mortgage obligations (CMOs), which were previously accounted for as available-for-sale securities were reclassified as loans in Q4 2009 as a result of amendments to Canadian GAAP, which provide that debt securities that are not quoted in an active market may be classified as loans. These securities were reclassified at their amortized cost retroactive to November 1, 2008. As at October 31, 2009, securities with an amortized cost of US$7.3 billion ($7.9 billion) were reclassified as loans. The impact of reclassification was the reversal of the unrealized loss recognized in other comprehensive income (OCI) with the offset being an increase in the carrying value of the assets. Under a loan accounting framework, a general allowance was also required. The general allowance was retroactively established for these securities and totalled US$256 million at October 31, 2009. The general allowance was recorded by a US$89 million provision as at November 1, 2008 (recorded as an adjustment to opening retained earnings), a US$75 million provision in Q1 2009, a US$95 million provision in Q2 2009, and a US$3 million reversal in Q4 2009. In Q4 2009, a US$42 million specific provision was also recorded against certain of these securities.
Excluding provisions recorded on debt securities that are classified as loans, PCL for the quarter was $175 million, an increase of $97 million, or 124%, compared with the fourth quarter last year primarily due to higher levels of charge-offs and higher reserve requirements resulting from the recession in the U.S. Annualized PCL as a percentage of credit volume was 1.22%, an increase of 64 bps compared with the fourth quarter last year. Compared with the prior quarter, PCL on loans decreased by $8 million, or 4%. Net impaired loans, excluding securities classified as loans that are impaired, were $879 million, an increase of $545 million, or 163%, over the fourth quarter last year and an increase of $138 million, or 19%, from the prior quarter. The increase was largely due to net new formations resulting from continued weakness in the real estate markets and the recession in the U.S. Net impaired loans, excluding from debt securities classified as loans, as a percentage of total loans were 1.55%, compared with 0.65% as at October 31, 2008, and 1.31% as at July 31, 2009.
Reported non-interest expenses for the quarter were $806 million, an increase of $157 million, or 24%, compared with the fourth quarter last year and an increase of $23 million, or 3%, compared with the prior quarter. Excluding restructuring and integration charges related to the Commerce acquisition, adjusted non-interest expenses for the quarter were $669 million, an increase of $59 million, or 10%, compared with the fourth quarter last year and a decrease of $5 million compared with the prior quarter. In U.S. dollar terms, adjusted non-interest expenses were 6% higher than the fourth quarter last year and 5% higher than the prior quarter, largely due to increased FDIC premiums and the timing of marketing campaigns.
   The average FTE staffing levels decreased by 512, or 3%, compared with the fourth quarter last year. Included in this decrease is a reduction of approximately 850 FTE staff due to integration efforts and branch consolidations, partially offset by the increase of approximately 350 FTE staff resulting from 33 new store openings since the fourth quarter last year. Additional reductions will occur in the first quarter of 2010 as integration efforts wind down. The reported efficiency ratio for the quarter worsened to 72.4%, compared with 62.2% in the fourth quarter last year and 68.9% in the prior quarter. The adjusted efficiency ratio for the quarter was 60.1%, compared with 58.4% in the fourth quarter last year and 59.3% in the prior quarter.
Loan volume growth is expected to moderate in 2010 due primarily to lower demand. Organic deposit growth momentum is expected to continue due to maturing stores. PCL is expected to increase in 2010 peaking by end of the year. Key drivers of strong performance in 2010 are anticipated to be core deposit and loan growth, with a constant monitoring of credit quality and competitive pricing, and solid expense control.

Wholesale Banking
Wholesale Banking reported record net income for the quarter of $372 million, an increase of $600 million compared with the fourth quarter last year and an increase of $45 million, or 14%, compared with the prior quarter. The current quarter results were driven by strong broad-based performance across all business lines as the operating environment continued to be favourable compared to a very weak environment in the same quarter last year that was characterized by a dramatic decline in global liquidity, equity markets, and capital market activity. The current quarter results were higher than the prior quarter primarily due to losses on exit of the public equity investment portfolio in the prior quarter. The annualized return on invested capital for the quarter improved to 46%, compared with (21)% in the fourth quarter last year and 40% in the prior quarter.
Wholesale Banking revenue was derived primarily from capital markets, corporate lending, and investing activities. Revenue for the quarter was $886 million, an increase of $1 billion compared with the fourth quarter last year and an increase of $10 million compared with the prior quarter. Strong results reflect the year-over-year contrast in operating environments as the recent environment has been characterized by improved asset values, tightening credit spreads, and high client volumes as compared to a year ago when there was a dramatic decline in market liquidity, a substantial increase in credit spreads, and a significant decline in global equity prices.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 12

The increase in revenue from the fourth quarter last year was attributable to:
•
Credit trading gains this quarter compared to significant losses in the same quarter last year. Credit trading results improved significantly due to tightening spreads compared to a dramatic decline in global market liquidity which resulted in the significant widening in the basis between assets and credit default swaps (CDS).

•	The decline in market liquidity in 2008 led to lower mark-to-market values on loan commitments in the same quarter last year.
•	Strong interest rate trading revenue this quarter driven by wider margins and increases in client activity.
•	Increase in equity trading revenue this quarter primarily due to a recovery of global equity prices compared to significant declines in the same quarter last year.
•	Equity and debt underwriting revenue this quarter was higher reflecting stronger levels of market activity driven by lower corporate financing costs and an increase in investor demand for new issues.

Capital markets revenue decreased $78 million, or 8%, compared with the prior quarter, primarily due to foreign exchange, interest rate, and credit trading results moderating from a very strong prior quarter, partially offset by higher non-taxable transaction revenue.
Corporate lending revenue increased compared with the prior quarter primarily due to higher margins and loan fees. The investment portfolio reported a small loss this quarter compared to large net security losses in the same quarter last year and the prior quarter. Losses in the same quarter last year were driven by write-downs in the public equity investment portfolio due to significant declines in equity markets. The prior quarter included the completion of the exit of the public equity investment portfolio which led to significant realized net security losses.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the quarter was $7 million, compared with $10 million in the fourth quarter last year and $32 million in the prior quarter. PCL for the current and fourth quarter last year was primarily related to the cost of credit protection, while the prior quarter included $11 million in the cost of credit protection and $21 million in specific allowances primarily related to a single credit exposure in the corporate lending portfolio. Wholesale Banking continues to proactively manage its credit risk and currently holds $1.4 billion in notional CDS protection.
Non-interest expenses for the quarter were $347 million, an increase of $41 million, or 13%, compared with the fourth quarter last year primarily due to higher variable compensation on stronger results. Non-interest expenses increased $21 million, or 6%, from the prior quarter primarily due to higher severance costs.
Wholesale Banking had a very strong quarter, delivering record net income. The operating environment was favourable, leading to a strong broad based performance across all business lines. We expect the operating environment for Wholesale Banking to normalize as competition increases in the market and a less volatile, low interest rate environment persists leading to potentially lower trading revenue, and lower client volumes.

Corporate
Corporate segment’s reported net loss for the quarter was $262 million, compared with a reported net gain of $221 million in the fourth quarter last year and a reported net loss of $427 million in the prior quarter. The adjusted net loss for the quarter was $54 million, compared with an adjusted net loss of $153 million in the fourth quarter last year and an adjusted net loss of $106 million in the prior quarter. Compared with the fourth quarter last year, the lower adjusted net loss was primarily driven by decreased net securitization losses, reduced losses associated with retail hedging activity, and the impact of tax benefits reported in the quarter. Compared with the prior quarter, the lower adjusted net loss was primarily attributable to tax benefits and lower losses from net securitization activities.
The difference between reported and adjusted net loss for the Corporate segment was due to items of note as outlined below. These items are described further in the “How We Performed” section.

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2009	July 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Corporate segment net income (loss) - reported	$(262)	$(427)	$221	$(1,719)	$(147)
Adjustments for items of note, net of income taxes
Amortization of intangibles	116	122	126	492	404
Reversal of Enron litigation reserve	-	-	(323)	-	(323)
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	73	43	(118)	450	(118)
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	19	75	(59)	126	(107)
Other tax items	-	-	-	-	20
Provision for insurance claims	-	-	-	-	20
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	-	46	-	178	-
Settlement of TD Banknorth shareholder litigation	-	-	-	39	-
FDIC special assessment charge	-	35	-	35	-
Total adjustments for items of note	208	321	(374)	1,320	(104)
Corporate segment net loss - adjusted	$(54)	$(106)	$(153)	$(399)	$(251)

Decomposition of items included in net loss - adjusted
Net securitization	$(2)	$(15)	$(49)	$(10)	$(69)
Unallocated corporate expenses	(90)	(96)	(83)	(315)	(268)
Other	38	5	(21)	(74)	86
Corporate segment net loss - adjusted	$(54)	$(106)	$(153)	$(399)	$(251)

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 13

ACCOUNTING POLICIES

Basis of Presentation
The Bank’s unaudited consolidated financial results, as presented on pages 14 to 18 of this Press Release, have been prepared in accordance with GAAP. However, certain additional disclosures required by GAAP have not been presented in this document. These consolidated financial results should be read in conjunction with the Bank’s 2009 Consolidated Financial Statements. The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2009 Consolidated Financial Statements. Note that certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

Change in Accounting Policies

Financial Instruments - Amendments
Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.
In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.
For the impact of the change in accounting for financial instruments on prior quarters, see Note 1 to the 2009 Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 14

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars)		As at
	Oct. 31, 2009	Oct. 31, 2008
ASSETS
Cash and due from banks	$2,414	$2,517
Interest-bearing deposits with banks	19,103	15,429
	21,517	17,946
Securities
Trading	54,320	59,497
Available-for-sale	84,841	75,121
Held-to-maturity	9,662	9,507
	148,823	144,125
Securities purchased under reverse repurchase agreements	32,948	42,425
Loans
Residential mortgages	65,665	57,596
Consumer instalment and other personal	94,357	79,610
Credit card	8,152	7,387
Business and government	76,176	76,567
Debt securities classified as loans	11,146	-
	255,496	221,160
Allowance for loan losses	(2,368)	(1,536)
Loans, net of allowance for loan losses	253,128	219,624
Other
Customers’ liability under acceptances	9,946	11,040
Investment in TD Ameritrade	5,465	5,159
Derivatives	49,445	83,548
Goodwill	15,015	14,842
Other intangibles	2,546	3,141
Land, buildings and equipment	4,078	3,833
Other assets	14,308	17,531
	100,803	139,094
Total assets	$557,219	$563,214
LIABILITIES
Deposits
Personal	$223,228	$192,234
Banks	5,480	9,680
Business and government	126,907	129,086
Trading	35,419	44,694
	391,034	375,694
Other
Acceptances	9,946	11,040
Obligations related to securities sold short	17,641	18,518
Obligations related to securities sold under repurchase agreements	16,472	18,654
Derivatives	48,152	74,473
Other liabilities	19,867	17,721
	112,078	140,406
Subordinated notes and debentures	12,383	12,436
Liability for preferred shares	550	550
Liability for capital trust securities	895	894
Non-controlling interests in subsidiaries	1,559	1,560
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2009 - 858.8 and Oct. 31, 2008 - 810.1)	15,357	13,241
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2009 - 135.8 and Oct. 31, 2008 - 75.0)	3,395	1,875
Contributed surplus	321	350
Retained earnings	18,632	17,857
Accumulated other comprehensive income (loss)	1,015	(1,649)
	38,720	31,674
Total liabilities and shareholders’ equity	$557,219	$563,214
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 15

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	Oct. 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Interest income
Loans	$3,264	$3,455	$13,691	$13,501
Securities
Dividends	180	226	868	987
Interest	744	1,296	3,886	4,467
Deposits with banks	84	162	442	629
	4,272	5,139	18,887	19,584
Interest expense
Deposits	1,126	2,103	5,818	8,481
Subordinated notes and debentures	168	172	671	654
Preferred shares and capital trust securities	24	24	94	94
Other	129	391	978	1,823
	1,447	2,690	7,561	11,052
Net interest income	2,825	2,449	11,326	8,532
Non-interest income
Investment and securities services	591	531	2,212	2,245
Credit fees	168	129	622	459
Net securities gains (losses)	26	55	(437)	331
Trading income (loss)	215	(654)	685	(794)
Service charges	385	363	1,507	1,237
Loan securitizations	135	(13)	468	231
Card services	192	179	733	589
Insurance, net of claims	202	248	913	927
Trust fees	33	34	141	140
Other income (loss)	(54)	319	(310)	772
	1,893	1,191	6,534	6,137
Total revenue	4,718	3,640	17,860	14,669
Provision for credit losses	521	288	2,480	1,063
Non-interest expenses
Salaries and employee benefits	1,452	1,334	5,839	4,984
Occupancy, including depreciation	293	287	1,213	935
Equipment, including depreciation	246	203	897	683
Amortization of other intangibles	151	172	653	577
Restructuring costs	9	-	36	48
Marketing and business development	158	148	566	491
Brokerage-related fees	70	66	274	252
Professional and advisory services	200	205	740	569
Communications	58	61	239	210
Other	458	(109)	1,754	753
	3,095	2,367	12,211	9,502
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,102	985	3,169	4,104
Provision for income taxes	132	20	241	537
Non-controlling interests in subsidiaries, net of income taxes	27	18	111	43
Equity in net income of an associated company, net of income taxes	67	67	303	309
Net income	1,010	1,014	3,120	3,833
Preferred dividends	48	23	167	59
Net income available to common shareholders	$962	$991	$2,953	$3,774
Average number of common shares outstanding (millions)
Basic	855.6	808.0	847.1	769.6
Diluted	861.1	812.8	850.1	775.7
Earnings per share (Canadian dollars)
Basic	$1.12	$1.23	$3.49	$4.90
Diluted	1.12	1.22	3.47	4.87
Dividends per share (Canadian dollars)	0.61	0.61	2.44	2.36
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 16

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Common shares
Balance at beginning of period	$15,073	$13,090	$13,241	$6,577
Proceeds from shares issued on exercise of stock options	112	55	247	255
Shares issued as a result of dividend reinvestment plan	127	89	451	274
Proceeds from issuance of new shares	-	-	1,381	-
Shares issued on acquisition of Commerce	-	-	-	6,147
Impact of shares sold (acquired) for trading purposes1	45	7	37	(12)
Balance at end of period	15,357	13,241	15,357	13,241
Preferred shares
Balance at beginning of period	3,395	1,625	1,875	425
Shares issued	-	250	1,520	1,450
Balance at end of period	3,395	1,875	3,395	1,875
Contributed surplus
Balance at beginning of period	339	355	350	119
Stock options	(18)	(5)	(29)	(32)
Conversion of Commerce stock options on acquisition	-	-	-	263
Balance at end of period	321	350	321	350
Retained earnings
Balance at beginning of period, as previously reported	18,192	17,362	17,857	15,954
Transition adjustment on adoption of financial instruments amendments	-	-	(59)	-
Net income due to reporting-period alignment of U.S. entities	-	-	4	-
Net income	1,010	1,014	3,120	3,833
Common dividends	(522)	(493)	(2,075)	(1,851)
Preferred dividends	(48)	(23)	(167)	(59)
Share issue expenses	-	(3)	(48)	(20)
Balance at end of period	18,632	17,857	18,632	17,857
Accumulated other comprehensive income (loss)
Balance at beginning of period, as previously reported	1,021	(1,139)	(1,649)	(1,671)
Transition adjustment on adoption of financial instruments amendments	-	-	563	-
Other comprehensive income due to reporting-period alignment of U.S. entities	-	-	329	-
Other comprehensive income (loss) for the period	(6)	(510)	1,772	22
Balance at end of period	1,015	(1,649)	1,015	(1,649)
Retained earnings and accumulated other comprehensive income	19,647	16,208	19,647	16,208
Total shareholders’ equity	$38,720	$31,674	$38,720	$31,674
1	Sold or purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Net income	$1,010	$1,014	$3,120	$3,833
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activitiesa	347	(1,645)	1,129	(1,725)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securitiesb	45	5	257	(53)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activitiesc,d	(349)	432	(72)	440
Change in net gains on derivative instruments designated as cash flow hedgese	300	758	1,702	1,522
Reclassification to earnings of net gains on cash flow hedgesf	(349)	(60)	(1,244)	(162)
Other comprehensive income (loss) for the period	(6)	(510)	1,772	22
Comprehensive income for the period	$1,004	$504	$4,892	$3,855

a
Net of income tax provision of $154 million and $456 million, respectively, for the three and twelve months ended October 31, 2009 (three and twelve months ended October 31, 2008 - income tax recovery of $821 million and $904 million, respectively).

b
Net of income tax recovery of $15 million and $148 million, respectively, for the three and twelve months ended October 31, 2009 (three and twelve months ended October 31, 2008 - income tax expense of $2 million and $22 million, respectively).

c
Net of income tax recovery of $58 million and net of income tax provision of $604 million, respectively, for the three and twelve months ended October 31, 2009 (three and twelve months ended October 31, 2008 - income tax recovery of $971 million and $1,363 million, respectively).

d   Includes $26 million of after-tax losses and $1,380 million of after-tax gains arising from hedges of the Bank's investment in foreign operations for the three and twelve months ended
October 31, 2009 (three and twelve months ended October 31, 2008 - after-tax losses of $1,992 million and $2,881 million, respectively).
e
Net of income tax provision of $153 million and $828 million respectively, for the three and twelve months ended October 31, 2009 (three and twelve months ended October 31, 2008 - income tax provision of $341 million and $669 million, respectively).

f
Net of income tax provision of $154 million and $552 million, respectively, for the three and twelve months ended October 31, 2009 (three and twelve months ended October 31, 2008 - income tax provision of $25 million and $70 million, respectively).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 17

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31, 2009	Oct. 31, 2008	Oct. 31, 2009	Oct. 31, 2008
Cash flows from (used in) operating activities
Net income	$1,010	$1,014	$3,120	$3,833
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	521	288	2,480	1,063
Restructuring costs	9	-	36	48
Depreciation	166	136	600	438
Amortization of other intangibles	151	172	653	577
Net securities losses (gains)	(26)	(55)	437	(331)
Net gain (loss) on securitizations	(87)	44	(321)	(41)
Equity in net income of an associated company	(67)	(67)	(303)	(309)
Non-controlling interests	27	18	111	43
Future income taxes	399	425	336	108
Changes in operating assets and liabilities
Current income taxes payable	(426)	(895)	1,703	(2,857)
Interest receivable and payable	148	159	224	27
Trading securities	(4,564)	16,210	5,043	26,302
Derivative assets	7,929	(42,375)	33,880	(44,630)
Derivative liabilities	(7,384)	34,601	(26,137)	32,852
Other	2,269	2,576	2,781	2,859
Net cash from operating activities	75	12,251	24,643	19,982
Cash flows from (used in) financing activities
Change in deposits	2,556	21,476	14,319	52,030
Change in securities sold under repurchase agreements	9,059	3,596	(2,460)	2,080
Change in securities sold short	5,202	(5,975)	(877)	(5,677)
Issue of subordinated notes and debentures	-	-	-	4,025
Repayment of subordinated notes and debentures	(2)	(1,079)	(20)	(1,079)
Liability for preferred shares and capital trust securities	(4)	(4)	1	(5)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(34)	37	(37)	41
Common shares issued	89	44	1,544	201
Common shares sold (acquired) for trading purposes	45	7	37	(12)
Dividends paid	(443)	(427)	(1,791)	(1,636)
Net proceeds from issuance of preferred shares	-	247	1,497	1,430
Net cash from financing activities	16,468	17,922	12,213	51,398
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(3,621)	(2,984)	(6,313)	(683)
Activity in available-for-sale and held-to-maturity securities
Purchases	(21,804)	(43,137)	(92,331)	(120,077)
Proceeds from maturities	11,092	8,870	43,101	29,209
Proceeds from sales	6,723	15,455	33,022	63,995
Net change in loans, net of securitizations	(14,698)	(5,750)	(51,036)	(36,659)
Proceeds from loan securitizations	6,585	5,561	27,491	10,370
Net purchases of premise and equipment	(357)	(282)	(820)	(532)
Securities purchased under reverse repurchase agreements	(534)	(8,287)	10,275	(14,777)
Acquisitions and dispositions less cash and cash equivalents acquired	-	-	-	(1,759)
Net cash used in investing activities	(16,614)	(30,554)	(36,611)	(70,913)
Effect of exchange rate changes on cash and cash equivalents	8	179	(159)	260
Net increase (decrease) in cash and cash equivalents	(63)	(202)	86	727
Impact due to reporting-period alignment of U.S. entities	-	-	(189)	-
Cash and cash equivalents at beginning of period	2,477	2,719	2,517	1,790
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,414	$2,517	$2,414	$2,517
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,172	$2,192	$8,337	$10,678
Amount of income taxes paid (refunded) during the period	(230)	(40)	(1,198)	1,905
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 18

Appendix A - Segmented Information

The Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results for these segments for the three and twelve months ended October 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking1,2		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$1,668	$1,489	$67	$88	$840	$764	$579	$464	$(329)	$(356)	$2,825	$2,449
Non-interest income	766	794	520	503	273	280	307	(578)	27	192	1,893	1,191
Total revenue	2,434	2,283	587	591	1,113	1,044	886	(114)	(302)	(164)	4,718	3,640
Provision for (reversal of) credit losses	313	209	-	-	216	78	7	10	(15)	(9)	521	288
Non-interest expenses	1,226	1,202	444	428	806	649	347	306	272	(218)	3,095	2,367
Income (loss) before income taxes	895	872	143	163	91	317	532	(430)	(559)	63	1,102	985
Provision for (recovery of) income taxes	273	272	46	53	(31)	66	160	(202)	(316)	(169)	132	20
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	27	18	27	18
Equity in net income of an associated company, net of income taxes	-	-	59	60	-	-	-	-	8	7	67	67
Net income (loss)	$622	$600	$156	$170	$122	$251	$372	$(228)	$(262)	$221	$1,010	$1,014
Total assets (billions of Canadian dollars)
Balance sheet	$183.3	$172.4	$20.6	$15.4	$153.8	$127.0	$164.9	$215.0	$34.6	$33.4	$557.2	$563.2
Securitized	57.6	42.8	-	-	-	-	4.1	3.0	(13.7)	(13.3)	48.0	32.6

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking1,2		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
For the twelve months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$6,348	$5,790	$270	$347	$3,607	$2,144	$2,488	$1,318	$(1,387)	$(1,067)	$11,326	$8,532
Non-interest income	3,101	3,036	1,935	1,981	1,117	853	733	(68)	(352)	335	6,534	6,137
Total revenue	9,449	8,826	2,205	2,328	4,724	2,997	3,221	1,250	(1,739)	(732)	17,860	14,669
Provision for (reversal of) credit losses	1,155	766	-	-	948	226	164	106	213	(35)	2,480	1,063
Non-interest expenses	4,725	4,522	1,701	1,615	3,213	1,791	1,417	1,199	1,155	375	12,211	9,502
Income (loss) before income taxes	3,569	3,538	504	713	563	980	1,640	(55)	(3,107)	(1,072)	3,169	4,104
Provision for (recovery of) income taxes	1,097	1,114	159	233	(70)	258	503	(120)	(1,448)	(948)	241	537
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	111	43	111	43
Equity in net income of an associated company, net of income taxes	-	-	252	289	-	-	-	-	51	20	303	309
Net income (loss)	$2,472	$2,424	$597	$769	$633	$722	$1,137	$65	$(1,719)	$(147)	$3,120	$3,833
1   Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce. For details, see Note 7 to the 2009 Annual Report.
2
As explained in Note 1 to the 2009 Consolidated Financial Statements, effective the second quarter ended April 30, 2009, as a result of the reporting-period alignment of U.S. entities, TD Bank, N.A., which includes TD Banknorth and Commerce, is consolidated using the same period as the Bank.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 19

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (or resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (or resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials.	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)
A copy of the Bank’s Annual Report on Form 40-F for fiscal 2009 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s Annual Report on Form 40-F free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail: tdshinfo@td.com.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call on December 3, 2009. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the fourth quarter and fiscal 2009, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/qr_2009.jsp on December 3, 2009, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-800-814-8459 (toll free).

The webcast and presentations will be archived at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from
6 p.m. ET on December 3, 2009, until January 3, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4179922#.

TD BANK FINANCIAL GROUP • FOURTH QUARTER 2009 NEWS RELEASE	Page 20

Annual Meeting
Thursday, March 25, 2010
Fairmont Le Château Frontenac
Quebec City, Quebec

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD Bank Financial Group had $557 billion in assets on October 31, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Tim Thompson, Senior Vice President, Investor Relations, 416-308-9030;
Nick Petter, Manager, Media Relations, 416-308-1861